T. ROWE PRICE GLOBAL MULTI-SECTOR BOND FUND, INC.

(“Fund”)

AMENDED AND RESTATED PLAN PURSUANT TO RULE 18f-3

The Fund hereby adopts this amended and restated plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 (“1940 Act”), setting forth the separate arrangement and allocation of income, realized gains and losses, unrealized appreciation and depreciation, and expenses of each class of shares. The Fund’s prior Rule 18f-3 plan is hereby being amended and restated to provide for the addition of an I Class of shares. Any material amendment to this plan is subject to prior approval of the Board of Directors, including a majority of the independent Directors.

EXPENSES

GLOBAL MULTI-SECTOR BOND SHARES

Global Multi-Sector Bond shares shall bear all expenses incurred directly on behalf of the Global Multi-Sector Bond shares (“Class Level Expenses”). Global Multi-Sector Bond shares shall also bear that portion of the Fund’s expenses not incurred directly by a particular class (“Fundwide Expenses”) as the net assets of the Global Multi-Sector Bond shares bear to the net assets of the Fund.

GLOBAL MULTI-SECTOR BOND ADVISOR SHARES

Global Multi-Sector Bond Advisor shares shall bear all expenses incurred directly on behalf of the Global Multi-Sector Bond Advisor shares, including 12b-1 fees (“Class Level Expenses”). Global Multi-Sector Bond Advisor shares also bear that portion of Fundwide Expenses as the net assets of the Global Multi-Sector Bond Advisor shares bear to the net assets of the Fund.

GLOBAL MULTI-SECTOR BOND I SHARES

Global Multi-Sector Bond I shares shall bear all expenses incurred directly on behalf of the Global Multi-Sector Bond I shares (“Class Level Expenses”). Global Multi-Sector Bond I shares also bear that portion of Fundwide Expenses as the net assets of the Global Multi-Sector Bond I shares bear to the net assets of the Fund.

INCOME AND GAIN/LOSS ALLOCATIONS

Income, realized gains and losses, and unrealized appreciation and depreciation will be allocated to each class on the basis of the net assets of that class in relation to the net assets of the Fund.

DIVIDENDS AND DISTRIBUTIONS

Dividends and other distributions paid by the Fund to each class of shares will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class may be different from that paid by another class generally only because of differing Class Level Expenses borne by each class.

EXCHANGE PRIVILEGE

Each class of shares is exchangeable for the other class of shares or for the same or other classes of shares of any T. Rowe Price mutual fund subject to the conditions of any such fund’s then-current prospectus.

GENERAL

Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangements and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

On an ongoing basis, the Board of Directors, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Fund for the existence of any material conflicts among the interests of its several classes. The Board of Directors, including a majority of the independent Directors, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. T. Rowe Price Associates, Inc. will be responsible for reporting any potential or existing conflicts to the Board of Directors.

 Effective as of March 23, 2016.

CAPS\Documents\Agreements\Rule18F3 Agreements\SNF-SIA-GMI AMENDED AND RESTATED Rule18F3.doc